UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
In connection with a previously announced public offering (the "Public Offering") of common shares, par value $0.05 per share, of Golden Ocean Group Limited (the "Company"), the Company entered into a Placement Agency Agreement, dated October 17, 2017 (the "Placement Agency Agreement") with DNB Markets, Inc., Arctic Securities LLC and Seaport Global Securities LLC, to offer and sell 7,764,705 common shares at a price of $8.50 per common share pursuant to application agreements (the "Application Agreement") between the Company and certain investors identified therein. The Public Offering has been registered under the Securities Act of 1933, as amended, pursuant to the Company's registration statement on Form F-3 (Reg. No. 333-211365). The Public Offering closed on October 19, 2017.
Attached hereto as Exhibit 1.1 is a copy of the Placement Agency Agreement.
Attached hereto as Exhibit 5.1 is the opinion of MJM Limited relating to the legality and validity of the common shares.
Attached hereto as Exhibit 10.1 is a copy of the form of Application Agreement.
Attached hereto as Exhibit 99.1 are copies of the press releases of the Company, dated October 16, 2017, October 17, 2017 and October 19, 2017, titled "Announcement of commencement of equity offering," "Equity offering successfully placed" and "Equity Offering: Issue of New Shares," respectively.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-211365 and 333-219715) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2016 and August 14, 2017, respectively.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GOLDEN OCEAN GROUP LIMITED

By: /s/ Per Heiberg
Date: October 19, 2017	Name: Per Heiberg
Title: Principal Financial Officer